UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Mobile-health Network Solutions

2 Venture Drive, #07-06/07 Vision Exchange

Singapore 608526

+65 6222 5223

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Mobile-health Network Solutions Announces Unaudited Interim 2024 Financial Results

Mobile-health Network Solutions (the “Company”) (Nasdaq: MNDR), an established technology-driven facilities services provider in the public and private sectors operating mainly in Singapore, today announced its unaudited financial results for the six months ended December 31, 2024. A copy of the press release relating to the above matter is set forth in Exhibit 99.1, which is being furnished herewith.

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Mobile-health Network Solutions and Subsidiaries

Condensed Consolidated Balance Sheets

	December 31, 2024	June 30, 2024
	US$	US$
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	2,573,095	6,707,695
Accounts receivable, net	8,580	111,066
Inventories, net	121,946	163,993
Other current assets	171,992	222,737
Amount due from related parties	151,318	83,563
Total current assets	3,026,931	7,289,054

Non-current assets
Property and equipment, net	208,553	216,047
Intangible assets, net	813,469	18,952
Operating leases right-of-use assets	251,061	370,607
Other assets	-	55,955
Total non-current assets	1,273,083	661,561

TOTAL ASSETS	4,300,014	7,950,615

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	742,198	1,671,201
Accruals and other payables	285,100	1,078,094
Amount due to officers	134,564	133,544
Amount due to related parties	107,671	35,367
Operating lease liabilities, current	214,455	240,090
Total current liabilities	1,483,988	3,158,296

Non-current liabilities
Amount due to officers	230,227	516,946
Operating lease liabilities	40,984	135,920
Total non-current liabilities	271,211	652,866

TOTAL LIABILITIES	1,756,199	3,811,162

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, Class A, $0.000032 par value, 781,250,000 shares authorized, 2,801,684 shares issued and outstanding as of December 31, 2024 and June 30, 2024, respectively*	89	89
Ordinary shares, Class B, $0.000032 par value, 781,250,000 shares authorized, 1,509,781 shares issued and outstanding as of December 31, 2024 and June 30, 2024, respectively*	49	49
Additional paid-in capital	28,466,888	28,466,888
Accumulated deficit	(26,411,673)	(24,755,793)
Accumulated other comprehensive income	488,462	428,220
Total shareholders’ equity	2,543,815	4,139,453
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,300,014	7,950,615

* Retroactively restated to give effect to a share consolidation at a ratio of 1:8 ordinary shares effective on February 28, 2025.

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Mobile-health Network Solutions and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations and other Comprehensive Loss

	For the Six Months Ended December, 31
	2024	2023
	US$	US$
Revenue	4,275,874	6,643,842
Cost	(3,640,935)	(5,435,300)

Gross profit	634,939	1,208,542

Operating expenses:
Salaries and benefits	(1,200,234)	(1,601,884)
Share-based compensation	-	(227,684)
Depreciation and amortization	(67,051)	(73,066)
Selling, general and administrative	(1,117,271)	(769,985)
Total operating expenses	(2,384,556)	(2,672,619)

Other income:
Other income, net	93,737	2,378
Total other income, net	93,737	2,378

Loss before income tax expense	(1,655,880)	(1,461,699)

Income tax expense	-	-
Net loss	(1,655,880)	(1,461,699)

Other comprehensive income:
Foreign currency translation, net of income tax	60,242	458
Comprehensive loss	(1,595,638)	(1,461,241)

Net loss per share*
Basic and diluted	(0.37)	(0.45)

Weighted average number of ordinary shares*
Basic and diluted	4,311,465	3,272,144

* Retroactively restated to give effect to a share consolidation at a ratio of 1:8 ordinary shares effective on February 28, 2025.

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Safe Harbor Statements

This filing contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to execute our strategies, manage growth and maintain our corporate culture; the Company’s future business development, financial conditions and results of operations; expectations regarding demand for and market acceptance of our products and services; changes in technology; economic conditions; the growth of the telehealth solutions industry in Singapore and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in Singapore and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing, other factors beyond our control and other risks contained in reports filed by the Company with the SEC. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this report and in the attachments is as of the date of this report, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mobile-health Network Solutions

Date: June 13, 2025	By:	/s/ Siaw Tung Yeng
	Name:	Siaw Tung Yeng
	Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Mobile-health Network Solutions Announces H1 FY2025 Results; Continues on Drive Towards Scale and Profitability

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